Exhibit 99.1

LexinFintech Holdings Ltd. Announces Changes to Board of Directors

SHENZHEN, China, Dec. 07, 2020 /GLOBE NEWSWIRE/ -- LexinFintech Holdings Ltd. ("Lexin" or the "Company") (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced the appointment of Mr. Kris Qian Qiao to Lexin’s board of directors, the resignation of Mr. Keyi Chen from his post as a director of the Company for personal reasons, and the resignation of Mr. Xiaoguang Wu from his post as a member of the compensation committee of the board for personal reasons. Mr. Wu will continue to serve as a director of the Company and as the chairperson of its nominating and corporate governance committee.

Mr. Kris Qian Qiao is one of the earliest members of Lexin’s management team, and has served as the Company’s chief financing cooperation officer since April 2016 and vice president from December 2013 to March 2016. Mr. Qiao has over 14 years of experience in finance and related areas. Prior to joining the Company, Mr. Qiao worked as a senior manager of China Universal Asset Management Co., Ltd. from 2010 to 2012. Prior to that, Mr. Qiao was a senior product manager for financing cooperation at Tenpay from 2005 to 2010. Mr. Qiao also served as a software engineer and project manager at the Bank of China Software Development Center (Shenzhen) from 2002 to 2005. Mr. Qiao received his master’s degree in business administration from the Hong Kong Polytechnic University and his bachelor’s degree in applied computer science from Henan University. Mr. Qiao received his EMBA degree from the Cheung Kong Graduate School of Business.

Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer, stated: “We are delighted to welcome Mr. Qiao to our board. Mr. Qiao is one of the earliest members of our management team, and we look forward to working with him as a member of our board.”

“At the same time I would like to thank Mr. Keyi Chen for his contributions to our board of directors,” continued Mr. Xiao. “Aside from myself, Mr. Keyi Chen has been the longest serving member of our board, and has been a valuable and trusted member of our board throughout the years. We look forward to continuing to work together with him in the future in other capacities.”

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company's services and operations, which include risk management, loan facilitation, and the near-

instantaneous matching of users’ funding requests with offers from the Company's many funding partners.

For more information, please visit http://ir.lexin.com

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For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 8047

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.